UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check one): [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [x] Form 10-Q
             [ ] Form N-SAR  [ ] Form N-CSR

         For Period Ended: March  31, 2005
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             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:
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  Read attached instruction sheet before preparing form. Please print or type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

Fedders Corporation
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Full Name of Registrant


N/A
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Former Name if Applicable


505 Martinsville Road
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Address of Principal Executive Office (Street and Number)


Liberty Corner, New Jersey  07938-0813
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       | (a)  The reasons described in reasonable detail in Part III of this
       |      form could not be eliminated without unreasonable effort or
       |      expense;
       | (b)  The subject annual report, semi-annual report, transition report
       |      on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
 [_]   |      portion thereof, will be filed on or before the fifteenth
       |      calendar day following the prescribed due date; or the subject
       |      quarterly report or transition report on Form 10-Q, or portion
       |      thereof, will be filed on or before the fifth calendar day
       |      following the prescribed due date; and
       | (c)  The accountant's statement or other exhibit required by Rule
       |      12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Fedders Corporation (the "Company") hereby requests an extension of time to file its Quarterly Report on Form 10-Q for the period ended March 31, 2005. As previously announced, the Company has been unable to file its Annual Report on Form 10-K due to its change in fiscal year end from August to December in October 2003 and the need to report audited financial statements for both the four month transition period ended December 31, 2003 and for the fiscal year ended December 31, 2004. The financial statements for the Company's first fiscal quarter cannot be completed until the financial statements for the four month transition period ended December 31, 2003 and the fiscal year 2004 are completed. Consequently, the Company is unable to file its Form 10-Q by May 10, 2005 without unreasonable effort or expense due to delays in completing the Company's first fiscal quarter financial statements. Although at this time the Company cannot provide a specific date for the completion of the fiscal first quarter financial statements and the filing of the Form 10-Q, the Company does not currently anticipate that the Form 10-Q will be filed by the fifth calendar day following the date on which it was due.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Kent E. Hansen                 908                      604-8686
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        (Name)                 (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [ ] No [x]

The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         Yes [x]  No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates as a result of increased inventory of room air conditioners in key North American markets, caused by cooler than normal summer weather in 2004, that net sales for the first quarter ended March 31, 2005 will decrease approximately 38% from net sales of $123.2 million in the first quarter of 2004.

During this period, the Company manufactured fewer room air conditioners than in the prior year in order to reduce inventories. Reduced production has the effect of increasing costs as a result of lower overhead absorption. The Company anticipates that despite increased costs related to lower overhead absorption and inflationary pressures on raw materials, its gross profit margin as a percentage of net sales has increased as a result of more favorable product mix and price increases initiated to offset material cost increases realized during 2004.

The Company anticipates that net loss during the quarter ended March 31, 2004, will be somewhat less than the prior year net loss, which included a charge related to the extinguishment of debt of $7.4 million.

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                              Fedders Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 11, 2005                        By:  /s/ Kent E. Hansen
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                                           Name:  Kent E. Hansen
                                           Title: Executive Vice President